December 2, 2025

Mr. Brian Szilagyi

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Longleaf Partners Funds Trust (File No. 333-290104) (the “Registrant”)

Dear Mr. Szilagyi:

We are writing in response to comments you provided telephonically on behalf of the Disclosure Review and Accounting Office of the U.S. Securities and Exchange Commission (the “Staff”) to Jennifer O’Brien on December 2, 2025 with respect to the combined proxy statement/prospectus (the “Proxy Statement/Prospectus”), which is related to the proposed reorganization (the “Reorganization”) of Longleaf Partners International Fund (the “Acquired Fund”) into Longleaf Partners Global Fund (the “Acquiring Fund,” and together with the Acquired Fund, the “Funds”), each a series of the Registrant. As discussed, the Registrant requests that the Staff declare the Proxy Statement/Prospectus effective today and the Registrant will reflect changes based on the comments below in a Rule 497 filing.

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in the Proxy Statement/Prospectus.

Comment 1: In the table included in the “Capitalization” section of the Proxy Statement/Prospectus, please include adjustments for the Reorganization costs paid by the Funds. In addition, in the table included in the “Capitalization” section of the Proxy Statement/Prospectus, please include a footnote explaining the adjustments for Reorganization costs paid by the Funds.

Response:	The Registrant has updated the “Capitalization” section of the Proxy Statement/Prospectus to include adjustments for the Reorganization costs paid by the Funds and has added a footnote explaining the adjustments for Reorganization costs paid by the Funds. The revised “Capitalization” section is contained in Appendix A to this response.

Mr. Brian Szilagyi December 2, 2025 Page 2

Comment 2: In Exhibit B “Financial Highlights” for the Acquiring Fund and the Acquired Fund, the seventh and eighth rows, respectively, should be “Net Asset Value End of Period” rather than “Net Asset Value Beginning of Period”

Response:	The Registrant has made these changes. The revised Exhibit B is contained in Appendix B to this response.

* * *

We appreciate the opportunity to respond to the Staff’s concerns. Please contact me at 617.728.7133 with any questions regarding the foregoing.

Sincerely,

/s/Jennifer O’Brien

Jennifer O’Brien

cc: Andrew R. McCarroll

Stephanie Capistron

Emily Parks

Mr. Brian Szilagyi December 2, 2025 Page 3

APPENDIX a

CAPITALIZATION

The following table sets forth, as of November 21, 2025: (a) the unaudited net asset capitalization of each Fund and (b) the unaudited pro forma combined capitalization of the Acquiring Fund assuming the Reorganization has taken place (the Combined Fund). The capitalizations are likely to be different on the Closing Date as a result of daily Fund share purchase, redemption and market activity. No assurance can be given as to how many shares of the Acquiring Fund will be received by Acquired Fund shareholders at the Closing Date, and the information should not be relied upon to reflect the number of shares of the Acquiring Fund that actually will be received by Acquired Fund shareholders.

	Total Net Assets		Shares	Net Asset Value Per Share
Acquired Fund Shares	$527,114,840		29,546,796	$17.84

Acquiring Fund Shares	$255,460,029		17,569,466	$14.54

Pro Forma Adjustments	$(300,000)	*	6,685,311

Pro Forma - Combined Fund	$782,274,869		53,801,573	$14.54

* The adjustments reflect costs associated with the proposed Reorganization, which will be shared by the Acquiring Fund and the Acquired Fund. The Acquiring Fund and Acquired Fund are expected to bear $75,000 and $225,000 of the costs, respectively.

Mr. Brian Szilagyi December 2, 2025 Page 4

APPENDIX B

EXHIBIT B

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Funds’ financial performance for the past 5 years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information for the year ended December 31, 2024 has been derived from financial statements audited by Cohen & Company, Ltd., the independent registered public accounting firm to the Funds, whose report, along with the Funds’ financial statements, are included in the Funds’ Form N-CSR, which is available upon request. The Funds’ financial highlights for the years ended December 31, 2023, and prior, were audited by other auditors. The information for the six-month period ended June 30, 2025 is unaudited.

The presentation is for a share outstanding throughout each period.

International Fund (Acquired Fund)
	Six Months
	Ended
	June 30, 2025		Year Ended December 31,
	(Unaudited)		2024		2023	2022	2021	2020
Net Asset Value Beginning of Period	$15.07		$15.92		$13.82	$17.11	$17.38	$17.68
Net Investment Income(a)	0.16		0.50		0.24	0.08	0.09	0.07
Net Realized and Unrealized Gain (Loss)	2.21		(0.81)		2.17	(3.28)	(0.24)	(0.29)
Total from Investment Operations	2.37		(0.31)		2.41	(3.20)	(0.15)	(0.22)
Distributions from Net Investment Income	—		(0.54)		(0.31)	(0.09)	(0.12)	(0.08)
Total Distributions	—		(0.54)		(0.31)	(0.09)	(0.12)	(0.08)
Net Asset Value End of Period	$17.44		$15.07		$15.92	$13.82	$17.11	$17.38
Total return	15.73	% (c)	(1.99)%		17.42%	(18.69)%	(0.89)%	(1.22)%
Net Assets End of Period (thousands)	$728,821		$641,443		$722,239	$692,726	$1,280,072	$1,166,163
Ratio of Expenses to Average Net Assets(b)	1.05	% (d)	1.05%		1.13%	1.15%	1.15%	1.15%
Ratio of Net Investment Income to Average Net Assets	2.10	% (d)	3.06	% (e)	1.56%	0.56%	0.47%	0.46%
Portfolio Turnover Rate	21	% (c)	39%		26%	27%	27%	28%

Global Fund (Acquiring Fund)
	Six Months
	Ended
	June 30, 2025		Year Ended December 31,
	(Unaudited)		2024		2023	2022	2021	2020
Net Asset Value Beginning of Period	$13.15		$12.28		$10.04	$13.34	$13.26	$13.19
Net Investment Income (Loss)(a)	0.06		0.49		(0.01)	0.04	0.09	0.08
Net Realized and Unrealized Gain (Loss)	1.00		0.80		2.27	(3.25)	0.94	0.39

Mr. Brian Szilagyi December 2, 2025 Page 5

Total from Investment Operations	1.06		1.29	2.26	(3.21)	1.03	0.47
Distributions from Net Investment Income	—		(0.42)	(0.02)	(0.01)	(0.07)	(0.07)
Distributions from Net Realized Capital Gains	—		—	—	(0.08)	(0.88)	(0.33)
Total Distributions	—		(0.42)	(0.02)	(0.09)	(0.95)	(0.40)
Net Asset Value End of Period	$14.21		$13.15	$12.28	$10.04	$13.34	$13.26
Total return	8.06	% (c)	10.50%	22.48%	(24.15)%	8.20%	3.57%
Net Assets End of Period (thousands)	$250,924		$249,625	$254,001	$225,399	$343,327	$342,621
Ratio of Expenses to Average Net Assets(b)	1.05	% (d)	1.05%	1.13%	1.15%	1.15%	1.19%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.89	% (d)	3.72%	(0.05)%	0.33%	0.59%	0.72%
Portfolio Turnover Rate	36	% (c)	62%	43%	33%	48%	36%

(a)	Computed using average shares outstanding throughout the period.

(b)	Expenses presented net of fee waiver. The International Fund expense ratio before waiver for the periods ended June 30, 2025 and December 31, 2024, 2023, 2022, 2021, and 2020 were 1.16%, 1.23%, 1.27%, 1.26%, 1.17%, and 1.20%, respectively. The Global Fund expense ratio before waiver for the periods ended June 30, 2025 and December 31, 2024, 2023, 2022, 2021, and 2020 were 1.24%, 1.29%, 1.35%, 1.33%, 1.31%, and 1.33%, respectively.

(c)	Not annualized.

(d)	Annualized.

(e)	The income ratio for the fiscal year ended December 31, 2024 includes a non-cash dividend. If the non-cash dividend had not been received the income ratio would have been lower.